UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0167
Washington, D.C. 20549	Expires:	February 29, 2008
FORM 15	Estimated average burden hours per response. . 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-102760
333-102760-01

GCO Education Loan Funding Trust I

Issuing Entity

(Exact name of issuing entity as specified in its charter)

GCO ELF, LLC

Depositor

(Exact name of depositor as specified in its charter)

152 West 57th Street, 60th Floor, New York, New York 10019

(Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)

Series 2003-1 Class A-1AR Auction Rate Notes Series 2003-1 Class A-2AR Auction Rate Notes Series 2003-1 Class A-3AR Auction Rate Notes Series 2003-1 Class B-1AR Auction Rate Notes	Series 2003-2 Class A-1L LIBOR Rate Notes Series 2003-2 Class A-4AR Auction Rate Notes Series 2003-2 Class A-5AR Auction Rate Notes Series 2003-2 Class B-2AR Auction Rate Notes

Series 2005-1 Class A-2L LIBOR Rate Notes Series 2005-1 Class A-3L LIBOR Rate Notes Series 2005-1 Class A-6AR Auction Rate Notes Series 2005-1 Class B-3AR Auction Rate Notes	Series 2005-2 Class A-4L LIBOR Rate Notes Series 2005-2 Class A-5L LIBOR Rate Notes Series 2005-2 Class A-6L LIBOR Rate Notes Series 2005-2 Class B-4AR Auction Rate Notes

Series 2006-1 Class A-7L LIBOR Rate Notes
Series 2006-1 Class A-8L LIBOR Rate Notes
Series 2006-1 Class A-9L LIBOR Rate Notes
Series 2006-1 Class A10L LIBOR Rate Notes
Series 2006-1 Class A-11L LIBOR Rate Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:  30

Pursuant to the requirements of the Securities Exchange Act of 1934 GCO ELF, LLC, as depositor has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 25, 2008

GCO ELF, LLC, as depositor

	By:	/s/ Ronald W. Page
Ronald W. Page, Vice President

Instruction:   This form is required by Rules 12g-4, 12h-3 and l5d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The depositor shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the depositor, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

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